UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                               Aberdeen Israel Fund
                                (Name of Issuer)

                             Closed End Mutual Fund
                          (Title of Class of Securities)

                                    00301L109
                                  (CUSIP Number)

                               December 31, 2011
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                               CUSIP No. 00301L109


       1.    Names of Reporting Persons.

             1607 Capital Partners, LLC

	     I.R.S. Identification Nos. of above person: 26-0529973

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Virginia, United States

       		 5.  Sole Voting Power: 319,475
Number of
Shares           6.  Shared Voting Power:  0
Beneficially
Owned by         7.  Sole Dispositive Power:  319,475
Each Reporting
Person With      8.  Shared Dispositive Power:  0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             319,475

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     7.48%

       12.   Type of Reporting Person

	     IA

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Item 1. (a)  Name of Issuer: Aberdeen Israel Fund

        (b)  Address of Issuer's Principal Executive Offices:

	     1735 Market Street, 32nd Floor
	     Philadelphia, PA 19103

Item 2. (a)  Name of Person Filing:

             1607 Capital Partners, LLC

        (b)  Address of Principal Business Office, or, if None, Residence:

             4991 Lake Brook Dr.,Suite 125
             Glen Allen, VA 23060

        (c)  Citizenship:

             Please refer to Item 4 on each cover sheet for each filing person

        (d)  Title of Class of Securities:

             Closed End Mutual Fund

        (e)  CUSIP No.: 00301L109

Item 3. 1607 Capital Partners, LLC is an investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);

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Item 4.  Ownership

         Please see Items 5 - 9 and 11 on each cover sheet for each Reporting Person

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

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Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2012
                           1607 Capital Partners, LLC

                           By: /s/ Thomas K Tattersall
                           --------------------------
                           Name: Thomas K Tattersall
                           Title: Managing Director of Operations and Marketing


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